Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

Company Contact:

Otis Buchanan

Media Relations

Liquidmetal Technologies, Inc.

1-949-635-2120

otis.buchanan@liquidmetal.com

Liquidmetal Technologies Raises Up To $63 Million in Partnership with Global Manufacturing Firm EONTEC

-Expands Global Footprint and Product Offering-

Rancho Santa Margarita, Calif. – March 14, 2016 - Liquidmetal® Technologies, Inc. (OTCQB: LQMT) ("LQMT"), the world’s leading developer of amorphous alloys, announced today that it closed on a financing transaction of up to $63.4 million (initial closing occurred on March 10, 2016 in the amount of $8.4 million through the sale of equity to a private investor, with a commitment for an additional investment in the amount of $55.0 million subject to an increase in authorized shares to be approved by shareholders) . The investment was made in conjunction with a cross-licensing agreement with DongGuan EONTEC Co., Ltd. (“EONTEC”), a publicly traded company on the Shenzhen Stock Exchange (300328.sz).

EONTEC is a global manufacturing company headquartered in Hong Kong with manufacturing plants in China. It specializes in new material development, such as bulk metallic glasses and medical grade magnesium for implants. The company possesses a full set of mass production capabilities for zirconium based amorphous alloys, including material refining, tooling, and machining, surface treatment, as well as equipment and machine building capabilities for making large parts out of bulk metallic glass.

The equity investment in LQMT was made by Professor Lugee Li, who is also the Chairman and majority stockholder of EONTEC. Professor Li serves as an Analyst for the Institute of Metal Research at the Chinese Academy of Sciences and teaches at several universities in China. As part of the transaction, Professor Li was elected as a Board member of LQMT.

“EONTEC’s capabilities complement LQMT’s focus on production of high-performance parts, allowing LQMT to address a broad range of market opportunities from automotive, medical, and industrial customers. This partnership positions LQMT well to support design and production globally at a vastly increased pace. ”, said Professor Li.

“This investment and partnership recognizes the significant advancements in technological and commercial capabilities that Liquidmetal has forged over the last five years. Our brand and market positions in North America and Europe are without peer”, said Thomas Steipp, President and CEO at LQMT. “This financing transaction and cross-licensing agreement provides us with the platform and resources necessary to establish a global market in Liquidmetal® alloy solutions and to fast-track the market development of our core offerings. With this partnership, we will extend our capabilities to significantly larger parts, as well as offering substantially lower price points for some consumer markets. EONTEC and Liquidmetal each bring significant capabilities to this partnership, and we believe that result will be a much larger market that develops much more quickly.” continued Mr. Steipp.

For more information, please refer to our Form 8-K describing the transaction filed with the Securities and Exchange Commission on March 14, 2016.

About Liquidmetal Technologies

Liquidmetal Technologies, Inc. is the leading developer of amorphous alloys that utilize the performance advantages offered by amorphous alloy technology. Amorphous alloys are unique materials that are distinguished by their ability to retain a random structure when they solidify, in contrast to the crystalline atomic structure that forms in ordinary metals and alloys. Liquidmetal Technologies is the first company to produce amorphous alloys in commercially viable bulk form, enabling significant improvements in products across a wide array of industries. For more information, go to www.liquidmetal.com.

Forward-Looking Statement

This press release contains "forward-looking statements," including but not limited to statements regarding the advantages of Liquidmetal's amorphous alloy technology, scheduled manufacturing of customer parts and other statements associated with Liquidmetal's technology and operations. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from Liquidmetal's expectations and projections. Risks and uncertainties include, among other things; customer adoption of Liquidmetal's technologies and successful integration of those technologies into customer products; potential difficulties or delays in manufacturing products incorporating Liquidmetal's technologies; Liquidmetal's ability to fund its current and anticipated operations; the ability of third party suppliers and manufacturers to meet customer product requirements; general industry conditions; general economic conditions; and governmental laws and regulations affecting Liquidmetal's operations. Additional information concerning these and other risk factors can be found in Liquidmetal's public periodic filings with the U.S. Securities and Exchange Commission, including the discussion under the heading "Risk Factors" in Liquidmetal's 2015 Annual Report on Form 10-K.